Exhibit 12

Cytec Industries Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollar amounts in millions)

	Year Ended December 31,
	2009	2008	2007

Earnings from continuing operations before income taxes, equity in earnings of associated companies, minority interest and cumulative effect of accounting change (1)	$(4.7)	$(151.1)	$282.5
Add:
Distributed income of associated companies	2.0	2.4	3.3
Amortization of capitalized interest	1.9	2.4	2.1
Fixed charges	45.1	46.9	51.9
Less:
Capitalized interest	(8.2)	(3.0)	(1.9)
Minority interest	(1.6)	(1.8)	(0.8)

Earnings as adjusted	$34.5	$(104.2)	$337.1

Fixed charges:
Interest on indebtedness including amortized premiums, discount and deferred financing costs (3)	$39.8	$41.6	$46.0
Portion of rents representative of the interest factor	5.3	5.3	5.9

Fixed charges	$45.1	$46.9	$51.9

Ratio of earnings to fixed charges (2)	0.8	N/A	6.5

(1)	2008 includes a $385.0 before tax non-cash goodwill impairment charge ($358.3 after tax).
(2)	In order to achieve a one-to-one ratio of earnings to fixed charges for the years ended December 31, 2009 and 2008, earnings would need to increase by $10.6 and $151.1, respectively.
(3)	Interest on unrecognized tax benefits are not included as they are recognized as part of income tax expense.